UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Intrusion Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

46121E205

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 46121E205	Page 2 of 9

1	Names of Reporting Persons MAZ Partners LP
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 763,963(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 763,963(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 763,963(1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 6.1%
12	Type of Reporting Person (See Instructions) PN

(1)	Excludes 46,000 shares of Common Stock issuable upon the conversion of Series 3 5% Preferred Stock, which are convertible only to the extent that the number of shares of Common Stock issuable pursuant to the 5% Preferred Stock, together with the number of shares of Common Stock owned by the stockholder (but not including shares of Common Stock underlying unconverted portions of the 5% Preferred Stock) would not exceed 9.9% of the then outstanding Common Stock.

Schedule 13G

CUSIP No. 46121E205	Page 3 of 9

1	Names of Reporting Persons MAZ Capital Advisors, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 763,963(1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 763,963(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 763,963(1)
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 6.1%
12	Type of Reporting Person (See Instructions) OO

(1)	Excludes 46,000 shares of Common Stock issuable upon the conversion of Series 3 5% Preferred Stock, which are convertible only to the extent that the number of shares of Common Stock issuable pursuant to the 5% Preferred Stock, together with the number of shares of Common Stock owned by the stockholder (but not including shares of Common Stock underlying unconverted portions of the 5% Preferred Stock) would not exceed 9.9% of the then outstanding Common Stock.

Schedule 13G

CUSIP No. 46121E205	Page 4 of 9

1	Names of Reporting Persons Walter Schenker
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 281,622
	6	Shared Voting Power 763,963
	7	Sole Dispositive Power 281,622
	8	Shared Dispositive Power 763,963
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,045,585
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 8.3%
12	Type of Reporting Person (See Instructions) IN

Schedule 13G

CUSIP No. 46121E205	Page 5 of 9

Item 1(a)	Name of Issuer:

Intrusion Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1101 East Arapaho Road, Suite 200

Richardson, Texas 75081

Item 2(a)	Name of Person Filing:

MAZ Partners LP

MAZ Capital Advisors, LLC

Walter Schenker

MAZ Partners LP is the record holder of the securities reported herein. MAZ Capital Advisors, LLC is the General Partner of MAZ Partners LP. Walter Schenker is the sole member and manager of MAZ Capital Advisors, LLC.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

MAZ Partners LP

MAZ Capital Advisors, LLC

Walter Schenker

1130 Route 46, Suite 22

Parsippany, New Jersey 07054

Item 2(c)	Citizenship:

MAZ Partners LP – Delaware

MAZ Capital Advisors, LLC – Delaware

Walter Schenker – USA

Item 2(d)	Title of Class of Securities:

Common Stock, $.01 par value

Item 2(e)	CUSIP Number:

46121E205

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:.

Not applicable.

Item 4.	Ownership

Each reporting person’s calculation of its percentage ownership of the Common Stock of the Issuer is based upon 12,611,836 shares of Common Stock issued and outstanding as of November 1, 2015, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Commission on November 16, 2015.

(a)	Amount beneficially owned:

MAZ Partners LP – 763,963

MAZ Capital Advisors, LLC –763,963

Walter Schenker – 281,622

Schedule 13G

CUSIP No. 46121E205	Page 6 of 9

(b)	Percent of class:

MAZ Partners LP – 6.1%

MAZ Capital Advisors, LLC – 6.1%

Walter Schenker – 8.3%

(c)	Number of shares as to which the person has:

MAZ Partners LP

(i)	Sole power to vote or to direct the vote:	0.

(ii)	Shared power to vote or to direct the vote	763,963.

(iii)	Sole power to dispose or to direct the disposition of	0.

(iv)	Shared power to dispose or to direct the disposition of	763,963.

MAZ Capital Advisors, LLC

(i)	Sole power to vote or to direct the vote:	0.

(ii)	Shared power to vote or to direct the vote	763,963.

(iii)	Sole power to dispose or to direct the disposition of	0.

(iv)	Shared power to dispose or to direct the disposition of	763,963.

Walter Schenker

(i)	Sole power to vote or to direct the vote:	281,622(1).

(ii)	Shared power to vote or to direct the vote	763,963.

(iii)	Sole power to dispose or to direct the disposition of	281,622(1).

(iv)	Shared power to dispose or to direct the disposition of	763,963.

(1)	Includes shares held directly by Mr. Schenker and in an IRA account of Mr. Schenker.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Schedule 13G

CUSIP No. 46121E205	Page 7 of 9

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Schedule 13G

CUSIP No. 46121E205	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016

MAZ Partners LP

By:	MAZ Capital Advisors, LLC,
its General Partner

By:	/s/ Walter Schenker
	Name:	Walter Schenker
	Title:	Manager

MAZ Capital Advisors, LLC*

By:	/s/ Walter Schenker
	Name:	Walter Schenker
	Title:	Manager

/s/ Walter Schenker
Walter Schenker*

*	The Reporting Persons disclaim their beneficial ownership in the securities reported herein that are owned of record by MAZ Partners LP.

Schedule 13G

CUSIP No. 46121E205	Page 9 of 9

EXHIBIT 1

AMENDED AND RESTATED JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock of Intrusion Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of the 16th day of February 2016.

MAZ Partners LP

By:	MAZ Capital Advisors, LLC,
its General Partner

By:	/s/ Walter Schenker
	Name:	Walter Schenker
	Title:	Manager

MAZ Capital Advisors, LLC

By:	/s/ Walter Schenker
	Name:	Walter Schenker
	Title:	Manager

/s/ Walter Schenker
Walter Schenker